April 8, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn:  John Cash, Accounting Branch Chief

Re:

International Game Technology (the “Company” or “IGT”)

Form 10-K for the fiscal year ended September 30, 2008

Form 10-Q for the fiscal quarter ended December 31, 2008

File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated March 25, 2008 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Form 10-K for the fiscal year ended September 30, 2008 filed on November 26, 2008 and our Form 10-Q for the fiscal quarter ended December 31, 2008 filed on February 12, 2009 under the Securities Exchange Act of 1934. Our responses to the specific comments are set forth below. For convenience, each comment from the Letter is stated in italics prior to our response.

Form 10-K for the Fiscal Year Ended  September 30, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 22

Goodwill, Other Intangibles, and Royalties, page 22

1.

Given the significance of your goodwill balance at December 31, 2008 and the recent decline in operating income and operating margin, please expand your critical accounting policies to provide readers with a better insight into management’s judgments in accounting for goodwill. In this regard, please disclose the following in future filings:

•

The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•

Provide a quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•

Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and

•

If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

U.S. Securities and Exchange Commission, April 8, 2009 - Page 2

Response:

In future filings, in response to the Staff's comments, we will revise our MD&A disclosures for Critical Accounting Estimates—Goodwill to substantially reflect the following:

We measure and test goodwill for impairment using the two-step approach under SFAS 142, Goodwill and Other Intangible Assets, at least annually or more often if there are indicators of impairment. The fair value of the reporting unit is first compared to its carrying amount including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired. In the event that the fair value of the reporting unit is less than its carrying value, the amount of the impairment loss will be measured in the second step by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

Our two reporting units, North America and International, were determined on the basis of customer regions and in accordance with paragraph 30 of SFAS 142 and EITF D-101, Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS 142. Components below our North America and International business segments were evaluated to have similar economic characteristics and therefore aggregated. In determining the fair value of our reporting units, we apply the income approach using the DCF (discounted cash flows) method. We then compare the implied valuation multiples, such as enterprise value to revenue, EBITDA and EBIT, of a group of comparable competitor gaming companies under the market approach to validate the reasonableness of our DCF results.

Our DCF analysis is based on the present value of two components: the sum of our five year projected cash flows and a terminal value assuming a long-term growth rate. The cash flow estimates are prepared based on our business plans for each reporting unit, considering historical results and anticipated future performance based on our expectations regarding product introductions and market opportunities. The discount rates used to determine the present value of future cash flows were derived from the weighted average cost of capital of a group of comparable companies with consideration for the size and specific risks of each IGT reporting unit and ranged from 10% to 12% for our fiscal 2007 and 2008 tests.

Our goodwill totaled $1.1 billion at December 31, 2008 and $1.2 billion at September 30, 2008. Our last two annual goodwill impairment tests indicated the fair value of each reporting unit was in excess of its carrying value. Inherent in such fair value determinations are significant judgments and estimates, including assumptions about our future revenues, profitability and cash flows, our operational plans and our interpretation of current economic indictors and market valuations. Changes in our assumptions used from the fiscal 2007 test to the fiscal 2008 test included updated five-year forecasts with reduced and delayed growth, lower long-term growth rates, and higher overall discount rates.

If our assumptions do not prove correct or economic conditions affecting future operations change, our goodwill could be deemed impaired and result in a material adverse effect on our results of operations and financial position. If we experience a 15% decrease in our five-year forecasted operating income and if the discount rate increases by three percentage points from that used for our fiscal 2008 annual impairment test, we currently estimate the fair value of each reporting unit would remain in excess of its carrying value and we would incur no goodwill impairment charges.

Given the current economic downturn, we prepared interim modified five-year projections reflecting the slowing of the economy in fiscal 2009 and decelerated growth trends followed by gradual recovery over the five-year period. We believe our long-term growth projections remain fundamentally sound. We anticipate our fiscal 2009 annual impairment test will incorporate higher discount rates because of market uncertainties; however, we currently expect the fair value of each reporting unit will remain in excess of its carrying value.

U.S. Securities and Exchange Commission, April 8, 2009 - Page 3

Income Taxes, page 24

2.

Please expand your disclosures regarding deferred income taxes to address the following points:

•

Please discuss the significant estimates and assumptions used in your analysis of your deferred taxes and how you determined the amount of the valuation allowance to record; and

•

Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

Response:

In response to the Staff's comments, we confirm that the anticipated future trends included in our assessment of the realizability of deferred tax assets are the same as those used in estimating the fair value of our reporting units for goodwill and any other asset impairment testing. Additionally, in response to the Staff's comments, in future filings we will revise our MD&A disclosures for Critical Accounting Estimates—Income Taxes to substantially reflect the following:

We conduct business globally and are subject to income taxes in US federal, state, local, and foreign jurisdictions. Determination of the appropriate amount and classification of income taxes depends on several factors, including estimates of the timing and probability of realization of deferred income taxes, reserves for uncertain tax positions, and income tax payment timing.

We record deferred tax assets and liabilities based on temporary differences between the financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Our ability to realize the deferred tax assets is evaluated through forecasting of taxable income, in each jurisdiction, using historical and projected future operating results, the reversal of existing temporary differences, and the availability of tax planning strategies. Anticipated future trends included in our projections of future taxable income are the same anticipated future trends used in estimating the fair value of our reporting units for the purposes of testing goodwill as described above in Critical Accounting Estimates—Goodwill.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Changes in tax laws, enacted tax rates, geographic mix, or estimated annual taxable income could change our valuation of deferred tax assets and liabilities, which in turn impacts our tax provision. We provided valuation allowances of $20.8 million at December 31, 2008 and $17.6 million at September 30, 2008 related to capital loss carryovers, investment reserves and net operating loss carryovers because we cannot conclude that it is more likely than not that we will earn income of the specific character required to utilize these assets before they expire.

Our tax provision for the first quarter of fiscal 2009 was reduced by significant non-recurring discrete items, as further described in Note 11 of our Unaudited Condensed Consolidated Financial Statements. We currently estimate our annual effective tax rate, inclusive of discrete items, for fiscal 2009 will be approximately 37%. Our effective tax rate is dependent upon forecasts of future taxable income, the geographic composition of worldwide earnings, and the tax regulations governing each jurisdiction. We carefully monitor many factors and adjust the effective tax rate as required. Although our effective tax rate may continue to be volatile due to changes in uncertain tax positions, we anticipate our future effective tax rate to trend towards a more historical range of 38% to 42%.

U.S. Securities and Exchange Commission, April 8, 2009 - Page 4

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 21

3.

In your MD&A you provide an overview of how your business has been impacted by the economy, how you intend on maintaining your available liquidity, your ability to access credit markets and your strategic review of costs and organization structure in an effort to reduce costs. In future filings, please expand your discussion to provide more detailed information on the global economic downturn and its impact on your customers, recent order activity, expected trends, and management’s response for managing these events.

Response:

In future filings, we will, in response to the Staff’s comment, expand our MD&A discussion to provide more detailed information on the global economic downturn and its impact on our customers, recent order activity, expected trends, and management’s response for managing these events.

Liquidity and Capital Resources, page 27

Credit Facilities and Indebtedness, page 28

4.

Please confirm to us that you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

Response:

In response to the Staff's comments, we confirm that we were in compliance with all applicable debt covenants at December 31, 2008 and continue to be in compliance today. Please note this was stated as such in footnote 9 of our financial statements on page 12 of our Form 10-Q for the quarter ended December 31, 2008 and the MD&A—Liquidity and Capital Resources—Credit Facilities and Indebtedness disclosures on page 28 refer the reader to this footnote. Specifically, in footnote 9 we stated: We continue to be in compliance with all applicable covenants at December 31, 2008. In future filings, we will additionally make this statement in the body of the MD&A—Liquidity and Capital Resources—Credit Facilities and Indebtedness section.

5.

Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your senior credit facility. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

Response:

In future filings, in response to the Staff's comments, we will revise our MD&A—Liquidity and Capital Resources—Credit Facilities and Indebtedness disclosures to substantially reflect the following:

Credit Facilities and Indebtedness (See Note 9 of our Unaudited Condensed Consolidated Financial Statements)

At December 31, 2008, $1.5 billion was outstanding and $1.2 billion was available on our credit facilities, primarily from our senior credit facility which expires in December 2010. Our senior credit facility includes certain restrictions on our ability to incur additional debt, guarantee debt, enter into swap agreements, incur liens, enter into business combinations, liquidate or dissolve, sell, transfer, lease, or dispose of substantially all assets, or change the nature of our business.

We were in compliance with all debt covenants at December 31, 2008. Our senior credit facility subjects us to a number of financial covenants, which may be adversely impacted by current unfavorable economic conditions. The financial covenants include a minimum interest coverage ratio (ICR) of 3.00 and a

U.S. Securities and Exchange Commission, April 8, 2009 - Page 5

maximum total leverage ratio (TLR) of 4.00. At December 31, 2008 and September 30, 2008, respectively, our ICR was 11.43 and 13.61, and our TLR was 2.60 and 2.34.

6.

We note your disclosure that you have the intent and ability to refinance your debentures with your long-term senior credit facility.   In future filings, please expand your disclosure to address the impact on liquidity due to the increase in interest rates from the debentures to the credit facility.

Response:

In future filings, in response to the Staff’s comment, we will expand our MD&A—Liquidity and Capital Resources—Credit Facilities and Indebtedness disclosures to address the impact on liquidity due to the increase in interest rates from the debentures to the credit facility.

*  *  *  *  *  *  *  *  *  *  *  *  *  *  *  *

The Company hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-3297 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

By:	/s/ Patrick Cavanaugh
Executive Vice President and Chief Financial Officer

cc:

Robert Plesnarski, Esq.

J. Jay Herron, Esq.

O’Melveny & Myers LLP